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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

                   Global Industries,Ltd.
(Name of Issuer)

    Common Stock, par value $.01  per share
(Title of Class of Securities)

                         379336100
(CUSIP Number)

         December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .......................................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William J. Dore'............................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.........................................................................................................................................................
	(b)	..........................................................................................................................................................

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization ......United States of America...........

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power ............................................28,088,300.....

		6.	Shared Voting Power .. .......................................828,638.....

		7.	Sole Dispositive Power...................................... 28,302,795........

		8.	Shared Dispositive Power ................................................ 0............

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.....................28,916,938...........

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) ..................................................28.7%...................

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Global Industries, Ltd.
	(b)	Address of Issuer's Principal Executive Office P.O. Box 442 Sulphur, LA 70664-0442

Item 2.
	(a)	Name of Person Filing William J. Dore'
	(b)	Address of Principal Business Office or, if none, Residence Global Industries, Ltd. P.O. Box 442 Sulphur, LA 70664-0442
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 379336100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1) (ii) (E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 28,916,938 .
	(b)	Percent of class: 28.7% ..
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 28,088,300 ..
		(ii)	Shared power to vote or to direct the vote 828,638 ..
		(iii)	Sole power to dispose or to direct the disposition of 28,302,795 .
		(iv)	Shared power to dispose or to direct the disposition of 0 ..

The amount beneficially owned includes 390,400 shares which are not outstanding but are  issuable upon exercise of options exercisable within 60 days.  The shares with respect to which the reporting person has shared voting power are shares held by the Global Industries, Ltd. Retirement plan of which the reporting person is trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Beneficiaries under the Global Industries, Ltd. Retirement Plan, of which the reporting person acts as a trustee, are entitled to dividends or proceeds from the sale of the 614,143 shares held by the plan and allocated to participants accounts other than that of the reporting person.  There are no individual accounts holding an interest of 5% or more.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003 Date By: /s/ William J. Dore William J. Dore' Name/Title